Exhibit 99.1

ReTo Eco-Solutions, Inc. Announces Share Combination

BEIJING, CHINA – March 4, 2025 – ReTo Eco-Solutions, Inc. (Nasdaq: RETO) (“ReTo” or the “Company”), a manufacturer of equipment for production of eco-friendly materials in China, today announced that on February 11, 2025, its board of directors approved a combination of its Class A shares on a ten-to-one basis (the “Share Combination”). The Company’s Class A shares will begin trading on a post combination basis on March 7, 2025.

As a result of the Share Combination, each ten (10) pre-combination Class A shares of the Company will be automatically combined into one (1) Class A share without any action on the part of the holders, with par value of the Class A shares of the Company being changed from $0.1 per share to $1.0 per share, and the Company’s issued and outstanding Class A shares will be reduced from 19,352,636 to approximately 1,935,264. The Company’s Class A shares will continue to trade on the Nasdaq Capital Market (“Nasdaq”) under the symbol “RETO” under a new CUSIP number – G75271307. The Share Combination is intended to increase the market price per share of the Company’s Class A shares to allow the Company to maintain its Nasdaq listing.

No fractional shares will be issued as a result of the Share Combination. Shareholders who otherwise would be entitled to a fractional share because they hold a number of Class A shares not evenly divisible by ten will automatically be entitled to receive an additional share of the Company’s Class A shares.

The Share Combination will not be submitted to a vote of the Company’s shareholders as a vote is not required under the laws of the British Virgin Islands.

The Company’s transfer agent, VStock Transfer, LLC, will act as the exchange agent. Adjustments made to Class A shares represented by physical stock certificates can be made upon surrender of the certificate to the transfer agent. Please contact VStock Transfer, LLC for further information at (212) 828-8436.

About ReTo Eco-Solutions, Inc.

Founded in 1999, ReTo Eco-Solutions, Inc., through its operating subsidiaries in China, is engaged in the research and development, manufacture and sales of ecological environment protection equipment and intelligent equipment. The Company provides consultation, design, implementation and installation of its equipment and related parts, as well as engineering support and technical advice and services. For more information, please visit: http://en.retoeco.com.

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. The Company’s actual results may differ materially and adversely from those expressed in any forward-looking statements as a result of various factors and uncertainties. For example, there can be no assurance that the Company will be able to regain compliance and maintain its listing on Nasdaq. The reports filed by the Company with the Securities and Exchange Commission discuss these and other import factors and risks that may affect the Company’s business, results of operations and financial conditions. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

ReTo Eco-Solutions, Inc.

Tel: +86-010-64827328

Email: ir@retoeco.com or 310@reit.cc